EXHIBIT 1
                                                                       ---------

For Immediate Release                                            26 October 2004

                                      WPP
                                      ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                    LIKE-FOR-LIKE REVENUE GROWTH ACCELERATES
                    ----------------------------------------

                          TO ALMOST 6% IN THIRD QUARTER
                          -----------------------------

                  THIRD QUARTER REPORTED REVENUES UP ALMOST 4%
                  --------------------------------------------

                  AND CONSTANT CURRENCY REVENUES UP ALMOST 12%
                  --------------------------------------------

               REPORTED REVENUES UP OVER 5% IN FIRST NINE MONTHS
               -------------------------------------------------

               LIKE-FOR-LIKE REVENUES UP 3.5% IN FIRST NINE MONTHS
               ---------------------------------------------------

               FULL YEAR OPERATING MARGIN WELL IN LINE WITH TARGET
               ---------------------------------------------------


Revenue Growth - Third Quarter

In the third quarter, reported revenues rose by almost 4% to (pound)1.068 billion. Revenues, in constant currencies, were up almost 12%, the difference being primarily due to the weakness of the dollar. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth accelerated to almost 6% and over 7%, excluding the impact of the acquisition of Cordiant.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the third quarter. In North America, revenues were up over 10%, with the United Kingdom up over 12% and Continental Europe up almost 7%. Asia Pacific, Latin America, Africa and the Middle East performed strongest, with revenues up over 22%.

By communications services sector, information, insight and consultancy was strongest, with revenues up over 18%. Advertising and media investment management was up over 9%, public relations and public affairs was up over 8%, and branding and identity, healthcare and specialist communications up over 13%.

Revenue Growth - Nine Months

In the first nine months of 2004, reported revenues were up over 5%. In constant currencies, revenues were up almost 13%. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 3.5%, up 5.4% excluding Cordiant.

As shown in the appendix to this release, on a constant currency basis, the geographical pattern of revenue growth varied in the first nine months. As can be seen, all regions, with the exception of Continental Europe, showed double digit revenue growth. The almost 11% rise in North American revenues marked the eighth consecutive quarter of growth. The United Kingdom and Western Continental Europe, which have been difficult markets, showed an improving trend with revenue up over 12% in the United Kingdom, and Continental Europe up almost 8%. Asia Pacific, Latin America, Africa and the Middle East, have shown consistent growth in each quarter of 2004, and for the first nine months of 2004 revenue across these regions rose over 26%.

By communications services sector, advertising and media investment management continues to show strong growth with revenues up almost 13% in the first nine months. Information, insight and consultancy was up over 10%, with branding and identity, healthcare and specialist communications up almost 17%. Public relations and public affairs revenues were up almost 8%.

New Business

New business billings of (pound)234 million ($427 million) were won during the third quarter, making a total of (pound)1,771 million ($3,188 million) for the first nine months. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients. The Group was ranked first or second for net new business gains in the three major industry surveys, for the first nine months of 2004.

Current Trading

The Group's revenue growth in the third quarter maintained the trends seen during 2003 and in the first two quarters of 2004 - stabilisation, with continuing growth in the United States, strength in Asia Pacific, Latin America, Africa and the Middle East and less growth in the United Kingdom and Western Continental Europe. The third quarter marks the highest like-for-like quarterly growth, since the first quarter of 2001. It also underlines a continuing growth trend, with like-for-like revenues up 5.7%, as compared to 1.8% in the first quarter, rising to 3% in the second.

Third quarter revised forecasts indicate that the Group's operating margin for the year is well in line with the margin target of a minimum of 13.8%.

New business wins have started extremely strongly in the first month of the fourth quarter. Incremental billings (including media planning and buying assignments) of over $1.5 billion have already been secured, with decisions awaited on a further $3 billion of new business. New business activity and the conversion rate is running at an unprecedented level, suggesting market share gains, particularly in media investment management, healthcare, direct, interactive and internet and the faster growing geographical markets, such as Asia Pacific and Latin America.

The jury remains out on 2005. There are still concerns about the prospects for the United States economy after the presidential election, with its fiscal deficit, weak dollar and rising commodity prices, including oil, although the weakness in some of the major markets in Western Europe is ameliorating. If industry growth rates this year are 3 - 4%, next year will probably be at 2 - 3%, a slight reduction. Any slowdown in the United States, may be tempered by continued growth in Asia Pacific, after a Chinese soft-landing and continued recovery in Western Europe and Latin America.

On 13 September 2004, WPP announced the signing of a merger agreement with Grey Global Group ("Grey"). The merger agreement must be approved by Grey share owners. Mr Ed Meyer, Chairman and Chief Executive of Grey, has agreed to vote all of his Grey Common and Class B shares in favour of the transaction. The merger is also subject to other customary closing conditions, including regulatory approval, and is expected to be completed in early 2005.

Balance Sheet and Cash Flow

The Group  continues  to develop its strategy of using free cash flow to enhance
share  owner  value  through  a  balanced   combination  of  necessary   capital
expenditure, strategic acquisitions, dividends and share purchases.

In the first nine months of 2004, the Group completed acquisitions in advertising and media investment management in Canada, Germany, the Netherlands, Italy, Sweden, Poland, China, Japan, India, South Korea, Indonesia and Chile; in information, insight and consultancy in the United States, Hungary, and in television audience measurement in seventeen countries through an increased investment in Italy; in public relations and public affairs in the United States and the United Kingdom; in healthcare in the Netherlands; and in branding and identity in the United States.

In the first nine months of 2004, 13.383 million shares (1.1% of the issued share capital) were purchased at an average price of (pound)5.51 per share and total cost of (pound)73.7 million. The company's objective remains to repurchase up to 2% of its share base in the open market, at an approximate cost of (pound)150 million when market conditions are appropriate.

Average net debt for the first nine months of 2004 was (pound)850 million, compared to (pound)1,348 million in the comparable period last year, (a reduction of (pound)498 million at actual exchange rates), and (pound)1,168 million in constant currencies (a reduction of (pound)318 million in constant currencies). Net debt at 30 September 2004 was (pound)847 million against (pound)1,140 million at the same time last year, a decrease of (pound)293 million. The current net debt figure compares with a market capitalisation of approximately (pound)6.4 billion. The decrease in net debt reflects (pound)560 million spent on capital expenditure, acquisitions and earnout payments, share purchases and dividends in the previous 12 months, almost all of which was offset by cash flow before capital expenditure, acquisitions and earnout payments, share purchases and dividends over the same period of (pound)545 million. The increase in liquidity has come primarily from significant improvements in working capital management.

Future Objectives

The Group continues to focus on its strategic objectives of improving operating profits by 10 to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages; improving our creative reputation and stimulating co-operation among Group companies.

For further information:

Sir Martin Sorrell            )
Paul Richardson               )  + 44 20 7408 2204
Feona McEwan                  )
Kevin McCormack                  + 1 212 632 2239


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2004

--------------------------------------------------------------------------------------------------------
                                           Revenue          Revenue           Revenue           Constant
                                              2004             2003            growth           Currency
Region                                    (pound)m         (pound)m          reported          growth(1)
                                                                                04/03              04/03
                                                                                    %                  %

North America                                416.9            424.4              -1.8               10.4

United Kingdom                               186.5            166.4              12.1               12.1

Continental Europe                           262.0            255.9               2.4                6.8

Asia Pacific, Latin
America, Africa &
Middle East                                  202.2            182.9              10.6               22.4
--------------------------------------------------------------------------------------------------------

Total Group                                1,067.6          1,029.6               3.7               11.9
========================================================================================================

========================================================================================================
Communications                             Revenue          Revenue           Revenue           Constant
Services                                      2004             2003            Growth           Currency
Sector                                    (pound)m         (pound)m          Reported          growth(1)
                                                                                04/03              04/03
                                                                                    %                  %

Advertising & Media
Investment
Management (2)                               479.9            476.7               0.7                9.3

Information, Insight
& Consultancy                                195.6            176.4              10.9               18.3

Public Relations &
Public Affairs (2)                           112.5            112.8              -0.3                8.6

Branding & Identity,
Healthcare and
Specialist
Communications                               279.6            263.7               6.0               13.5
--------------------------------------------------------------------------------------------------------

Total Group                                1,067.6          1,029.6               3.7               11.9
========================================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.

(2) In 2004, certain public relations revenue, which historically was included in Advertising, Media Investment Management has been moved into Public Relations and Public Affairs. As a result, the comparative figures for both Advertising, Media Investment Management and Public Relations and Public Affairs have been restated to reflect this change.

Appendix: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2004

--------------------------------------------------------------------------------------------------------
                                           Revenue          Revenue           Revenue           Constant
                                              2004             2003            Growth           Currency
Region                                    (pound)m         (pound)m          Reported          Growth(1)
                                                                                04/03              04/03
                                                                                    %                  %

North America                              1,226.8          1,243.6              -1.4               10.9

United Kingdom                               529.9            472.9              12.1               12.1

Continental Europe                           786.3            752.7               4.5                7.9

Asia Pacific, Latin
America, Africa &
Middle East                                  550.2            471.2              16.8               26.4
--------------------------------------------------------------------------------------------------------

Total Group                                3,093.2          2,940.4               5.2               12.8
========================================================================================================

========================================================================================================
Communications                             Revenue          Revenue           Revenue           Constant
Services                                      2004             2003            growth           Currency
Sector                                    (pound)m         (pound)m          reported          Growth(1)
                                                                                04/03              04/03
                                                                                    %                  %

Advertising & Media
Investment
Management (2)                             1,416.6          1,352.3               4.8               12.8

Information, Insight
& Consultancy                                532.0            510.4               4.2               10.3

Public Relations &
Public Affairs (2)                           334.1            336.9              -0.8                7.7

Branding & Identity,
Healthcare and
Specialist
Communications                               810.5            740.8               9.4               16.8
--------------------------------------------------------------------------------------------------------

Total Group                                3,093.2          2,940.4               5.2               12.8
========================================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.

(2) In 2004, certain public relations revenue, which historically was included in Advertising, Media Investment Management has been moved into Public Relations and Public Affairs. As a result, the comparative figures for both Advertising, Media Investment Management and Public Relations and Public Affairs have been restated to reflect this change.